SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1
                            (AMENDMENT NO. 2)
                          TENDER OFFER STATEMENT
   PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   AND
                               SCHEDULE 13D
                            (AMENDMENT NO. 2)
                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ________________
                   BUTTREY FOOD AND DRUG STORES COMPANY
                        (NAME OF SUBJECT COMPANY)

                       LOCOMOTIVE ACQUISITION CORP.
                            ALBERTSON'S, INC.

                                (BIDDERS)
                             ________________

                  COMMON STOCK, PAR VALUE $.01 PER SHARE

                      (TITLE OF CLASS OF SECURITIES)
                             ________________
                                124234105

                  (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ________________
                          THOMAS R. SALDIN, ESQ.
                            ALBERTSON'S, INC.
                         250 PARKCENTER BOULEVARD
                               P.O. BOX 20
                            BOISE, IDAHO 83726
                        TELEPHONE: (208) 395-6200
                        FACSIMILE: (208) 395-6225
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 COPY TO:
                        THEODORE J. KOZLOFF, ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                   FOUR EMBARCADERO CENTER, SUITE 3800
                     SAN FRANCISCO, CALIFORNIA 94111
                        TELEPHONE: (415) 984-6400
                        FACSIMILE: (415) 984-2698

                            FEBRUARY 23, 1998
    (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)



                        CALCULATION OF FILING FEE
                   TRANSACTION VALUATION* $141,424,821
                       AMOUNT OF FILING FEE $28,285

 __________
 * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 9,124,182 shares of common stock, $.01 par value (the "Shares"), of Buttrey Food and Drug Stores Company at a price of $15.50 per Share in cash. Such number of Shares represents the 8,644,631 Shares outstanding as of January 23, 1998 and assumes the issuance prior to the consummation of the Offer of 479,551 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X]  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $28,285
 Form or Registration No.: Schedule 14D-1 and Schedule 13D
 Filing Party: Locomotive Acquisition Corp. and Albertson's, Inc.
 Date Filed: January 26, 1998


      This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 2 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on January
 26, 1998 (the "Schedule 14D-1") by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the
 Schedule 14D-1.


 ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented by the following:

      The change to the introductory clause of the second sentence of the first paragraph of Section 15 which was specified in the Amendment No. 1 to Schedule 14D-1 is hereby repealed as the Section reference was
      incorrect.   The Section reference should have been to Section 14.
      Accordingly, the introductory clause of the second sentence of the first paragraph of Section 14 is hereby amended and restated to read as follows:

           "Notwithstanding any other provisions of the Offer, and subject to the terms of the Merger Agreement, Purchaser shall not be obligated to accept for payment any Shares until expiration of the applicable waiting periods under the HSR Act, and Purchaser shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer, or if the Minimum Condition shall not have been satisfied, Purchaser may terminate or amend the Offer (subject to Purchaser's obligation to extend the Offer
           pursuant to the Merger Agreement   See Section 11) if, prior to
           the Expiration Date, any of the following events shall have occurred and remain in effect:"



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: March 2, 1998

                                      LOCOMOTIVE ACQUISITION CORP.


                                      By: /s/ Gary G. Michael
                                          ___________________________
                                      Name:  Gary G. Michael
                                      Title: President


                                      ALBERTSON'S, INC.


                                      By: /s/ Gary G. Michael
                                          _____________________________
                                      Name:  Gary G. Michael
                                      Title: Chairman of the Board
                                             and Chief Executive Officer